UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2016

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

CONTENTS

In connection with the Annual General Meeting of Shareholders (the "Meeting") of BiondVax Pharmaceuticals Ltd. (the “Company”) scheduled for September 22, 2016, the Company wishes to announce that due to amendments that were made regarding the agenda of the Meeting, and in order to give shareholders sufficient time to consider their votes on issues included on the agenda, the date of the Meeting has been rescheduled for September 29, 2016, at the same time and place, namely, 4:00 pm, Israel time, at the offices of Pearl Cohen Zedek Latzer Baratz, One Azrieli Center, Round Tower, Tel Aviv, 6701101, Israel.

The final agenda for the meeting, is as submitted by the Company on Form 6-K on September 8, 2016 with the U.S. Securities and Exchange Commission (the "SEC"), the Israeli Securities Authority ("ISA") and the Tel Aviv Stock Exchange Ltd. ("TASE").

To clarify, the agenda for the Meeting is as follows:

1.	To reelect Ms. Michal Marom Brikman as an independent director of the Company to hold office for three years until the close of the third annual general shareholders meeting following the close of this Meeting.

2.	To elect Dr. Ruth Ben Yakar as an independent director of the Company to hold office for three years until the close of the third annual general shareholders meeting following the close of this Meeting.

3.	To approve the grant of indemnification and exculpation agreement letters to Ms. Michal Marom Brikman and Dr. Ruth Ben Yakar, under the same terms and conditions as granted to each of the Company's officers and directors and in accordance with the Company's compensation policy, subject to their appointment and re-appointment as directors of the Company.

4.	To approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as the independent auditors of the Company for a period ending at the close of the next annual general meeting.

5.	To approve the adoption of the BiondVax Share Option Plan to employees, directors, consultants, service providers and other entities which the Board shall decide their services are considered valuable to the Company, with similar terms to the current Option Plan, and the reservation of an amount of ordinary shares equal to 6% of the issued and outstanding share capital of the Company, on a fully diluted basis.

6.	To approve the extension of the service agreement between the Company and Dr. Ron Babecoff, CEO, Director and President, for an additional seven (7) years under the same terms and conditions.

7.	To elect Mr. Ori Mor as a director of the Company to hold office for three years until the close of the third annual general shareholders meeting following the close of this Meeting.

The board of directors of the Company (the "Board") has reviewed and considered proposals no. 1, 2, 3, 4, 5 and 6, and they recommend to the shareholders to vote "FOR" these proposals.

Proposal no. 7 has not been discussed by the Board, and therefore the Board offers no recommendation.

In addition, the Company wishes to clarify voting procedures for holders of shares in the TASE and for holders of American Depositary Shares of the Company ("ADS") on the NASDAQ:

Votes representing shares of the Company listed on the TASE will be exercised by the shareholders or their appointed proxies by submitting proxy cards and proof of ownership of the shares, to the Company, or by using the electronic voting system of the Israel Securities Authority, all as previously published.

Votes representing ADSs traded on the NASDAQ will be exercised by the ADS holders, or on ADS holders behalf, by the Bank of New York Mellon (the "Depositary").

The Company hereby clarifies that the votes which will be included in the tally of votes for the Meeting, are only votes explicitly made by shareholders and ADS holders, and their respective proxies.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: September 20, 2016	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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